Filed pursuant to Rule 424(b)(3)

Registration No. 333-261852

PROSPECTUS SUPPLEMENT NO. 9

(to Prospectus dated January 5, 2022)

Cadre Holdings, Inc.

27,483,350 Shares of Common Stock

This prospectus supplement supplements the prospectus dated January 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261852). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.  The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 27,483,350 shares of our common stock, $0.0001 par value per share (“Common Stock”). We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “CDRE”. On November 14, 2022, the closing price of our Common Stock was $29.48.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended: September 30, 2022

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number: 001-40698

CADRE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-3873146
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

13386 International Pkwy Jacksonville, Florida	32218
(Address of principal executive offices)	(Zip code)

(904) 741-5400

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CDRE	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☑ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒

Accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 7, 2022, there were 37,332,271 shares of common stock, par value $0.0001, outstanding.

INDEX

CADRE HOLDINGS, INC.

This Quarterly Report on Form 10-Q (this “Report”) contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Except where the context otherwise requires or where otherwise indicated, the terms the “Company”, “Cadre”, “we,” “us,” and “our,” refer to the consolidated business of Cadre Holdings, Inc. and its consolidated subsidiaries. All statements in this Report, other than statements of historical fact, are forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These forward-looking statements are based on information available as of the date of this Report (or, in the case of forward-looking statements incorporated herein by reference, if any, as of the date of the applicable filed document), and any accompanying supplement, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the availability of capital to satisfy our working capital requirements;
●	anticipated trends and challenges in our business and the markets in which we operate;
●	our ability to anticipate market needs or develop new or enhanced products to meet those needs;
●	our expectations regarding market acceptance of our products;
●	the success of competing products by others that are or become available in the markets in which we sell our products;
●	the impact of adverse publicity about the Company and/or its brands, including without limitation, through social media or in connection with brand damaging events and/or public perception;
●	changes in political, economic or regulatory conditions generally and in the markets in which we operate;
●	the impact of political unrest, natural disasters or other crises, terrorist acts, acts of war and/or military operations;
●	our ability to maintain or broaden our business relationships and develop new relationships with strategic alliances, suppliers, customers, distributors, or otherwise;
●	our ability to retain and attract senior management and other key employees;

●	our ability to quickly and effectively respond to new technological developments;
●	the effect of the COVID-19 pandemic on the Company’s business;
●	logistical challenges related to supply chain disruptions and delays;
●	the impact of inflationary pressures and our ability to mitigate such impacts with pricing and productivity;
●	the possibility that the Company may be adversely affected by other political, economic, business, and/or competitive factors;
●	the ability of our information technology systems or information security systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, natural disasters, vendor business interruptions or other causes;
●	our ability to properly maintain, protect, repair or upgrade our information technology systems or information security systems, or problems with our transitioning to upgraded or replacement systems;
●	our ability to protect our trade secrets or other proprietary rights and operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company;
●	our ability to maintain a quarterly dividend; and
●	the increased expenses associated with being a public company and the related increased disclosure and reporting obligations..

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Quarterly Report on Form 10-Q. Other risks and uncertainties are and will be disclosed in our prior and future filings with the Securities and Exchange Commission (“SEC”). The following information should be read in conjunction with the Consolidated Financial Statements included in this Report.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CADRE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share amounts)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$36,350	$33,857
Accounts receivable, net of allowance for doubtful accounts of $774 and $645, respectively	55,759	48,344
Inventories	79,246	63,978
Prepaid expenses	8,740	10,353
Other current assets	7,493	3,171
Assets held for sale	225	278
Total current assets	187,813	159,981
Property and equipment, net of accumulated depreciation and amortization of $41,478 and $37,171, respectively	45,671	33,053
Deferred tax assets, net	5,350	7,059
Intangible assets, net	51,518	42,415
Goodwill	77,196	66,262
Other assets	7,631	3,026
Total assets	$375,179	$311,796

Liabilities, Mezzanine Equity and Shareholders' Equity
Current liabilities
Accounts payable	$24,523	$19,328
Accrued liabilities	35,515	40,736
Income tax payable	957	1,255
Liabilities held for sale	91	128
Current portion of long-term debt	13,285	13,174
Total current liabilities	74,371	74,621
Long-term debt	139,818	146,516
Deferred tax liabilities	3,526	1,297
Other liabilities	904	722
Total liabilities	218,619	223,156

Commitments and contingencies (Note 7)

Mezzanine equity
Preferred stock ($0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of September 30, 2022 and December 31, 2021)	—	—

Shareholders' equity
Common stock ($0.0001 par value, 190,000,000 shares authorized, 37,332,271 and 34,383,350 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	4	3
Additional paid-in capital	203,754	127,606
Accumulated other comprehensive loss	(846)	(1,917)
Accumulated deficit	(46,352)	(37,052)
Total shareholders’ equity	156,560	88,640
Total liabilities, mezzanine equity and shareholders' equity	$375,179	$311,796

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Net sales	$111,554	$98,654	$334,192	$323,751
Cost of goods sold	67,814	59,346	207,042	192,256
Gross profit	43,740	39,308	127,150	131,495
Operating expenses
Selling, general and administrative	31,732	27,673	118,431	87,168
Restructuring and transaction costs	1,578	(49)	3,380	1,491
Related party expense	112	142	1,346	437
Total operating expenses	33,422	27,766	123,157	89,096
Operating income	10,318	11,542	3,993	42,399
Other expense
Interest expense	(1,567)	(3,464)	(4,496)	(14,129)
Loss on extinguishment of debt	—	(15,155)	—	(15,155)
Other expense, net	(1,851)	(352)	(2,812)	(881)
Total other expense, net	(3,418)	(18,971)	(7,308)	(30,165)
Income (loss) before provision for income taxes	6,900	(7,429)	(3,315)	12,234
(Provision) benefit for income taxes	(1,959)	2,123	2,536	(3,861)
Net income (loss)	$4,941	$(5,306)	$(779)	$8,373

Net income (loss) per share:
Basic	$0.13	$(0.19)	$(0.02)	$0.30
Diluted	$0.13	$(0.19)	$(0.02)	$0.30
Weighted average shares outstanding:
Basic	37,289,880	27,483,350	35,697,891	27,483,350
Diluted	37,747,613	27,483,350	35,697,891	27,483,350

Net income (loss)	$4,941	$(5,306)	$(779)	$8,373
Other comprehensive (loss) income:
Unrealized holding gains, net of tax(1)	2,350	89	6,414	89
Reclassification adjustments for gains included in net loss, net of tax(2)	(252)	1	(106)	1
Total unrealized gains on interest rate swaps, net of tax	2,098	90	6,308	90
Foreign currency translation adjustments, net of tax(3)	(2,839)	(515)	(5,237)	23
Other comprehensive (loss) income	(741)	(425)	1,071	113
Comprehensive income (loss), net of tax	$4,200	$(5,731)	$292	$8,486

(1) Net of income tax expense of $783 and $2,138 for the three and nine months ended September 30, 2022, respectively.

(2) Amounts reclassified to net income (loss) relate to gains on interest rate swaps and are included in Interest expense above. Amounts are net of income tax benefit of $84 and $35 for the three and nine months ended September 30, 2022, respectively.

(3) Net of income tax benefit of $916 and $94 for the three months ended September 30, 2022 and 2021, respectively. Net of income tax benefit of $934 and income tax expense of $187 for the nine months ended September 30, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2022	2021
Cash Flows From Operating Activities:
Net (loss) income	$(779)	$8,373
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	11,319	10,426
Amortization of original issue discount and debt issue costs	554	2,483
Amortization of inventory step-up	3,055	—
Loss on extinguishment of debt	—	15,155
Deferred income taxes	(2,755)	1,533
Stock-based compensation	28,988	—
Provision for (recoveries from) losses on accounts receivable	245	(254)
Foreign exchange loss	3,006	45
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	(3,271)	1,549
Inventories	(7,187)	(10,261)
Prepaid expenses and other assets	986	(4,642)
Accounts payable and other liabilities	(4,660)	6,582
Net cash provided by operating activities	29,501	30,989
Cash Flows From Investing Activities:
Purchase of property and equipment	(2,938)	(2,225)
Business acquisitions, net of cash acquired	(55,039)	—
Net cash used in investing activities	(57,977)	(2,225)
Cash Flows From Financing Activities:
Proceeds from revolving credit facilities	43,000	248,000
Principal payments on revolving credit facilities	(43,000)	(223,132)
Proceeds from term loans	—	198,735
Principal payments on term loans	(7,514)	(224,547)
Proceeds from insurance premium financing	3,989	4,269
Principal payments on insurance premium financing	(3,878)	(2,611)
Payment of capital leases	(26)	(32)
Payments for debt issuance costs	—	(2,830)
Payments on extinguishment of debt	—	(4,215)
Taxes paid in connection with employee stock transactions	(6,216)	—
Proceeds from secondary offering, net of underwriter discounts	56,329	—
Deferred offering costs	(2,953)	—
Dividends distributed	(8,521)	(9,996)
Net cash provided by (used in) financing activities	31,210	(16,359)
Effect of foreign exchange rates on cash and cash equivalents	(241)	(3)
Change in cash and cash equivalents	2,493	12,402
Cash and cash equivalents, beginning of period	33,857	2,873
Cash and cash equivalents, end of period	$36,350	$15,275
Supplemental Disclosure of Cash Flows Information:
Cash paid for income taxes, net	$710	$695
Cash paid for interest	$3,860	$8,524
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Accruals and accounts payable for capital expenditures	$272	$—

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

(In thousands, except per share amounts)

			Additional
	Common Stock		Paid-In	Accumulated Other	Accumulated	Shareholders'
	Shares	Amount	Capital	Comprehensive Income (Loss)	Deficit	Equity
Balance, December 31, 2021	34,383,350	$3	$127,606	$(1,917)	$(37,052)	$88,640
Net loss	—	—	—	—	(10,165)	(10,165)
Dividends declared	—	—	—	—	(2,750)	(2,750)
Stock-based compensation	—	—	22,436	—	—	22,436
Common stock issued under employee compensation plans	580,990	—	1,152	—	—	1,152
Common stock withheld related to net share settlement of stock-based compensation	(182,069)	—	(6,216)	—	—	(6,216)
Foreign currency translation adjustments	—	—	—	(360)	—	(360)
Change in fair value of derivative instruments	—	—	—	3,208	—	3,208
Balance, March 31, 2022	34,782,271	$3	$144,978	$931	$(49,967)	$95,945
Net income	—	—	—	—	4,445	4,445
Issuance of common stock in secondary offering, net of underwriter discounts and issuance costs	2,250,000	1	46,987	—	—	46,988
Dividends declared	—	—	—	—	(2,783)	(2,783)
Stock-based compensation	—	—	2,739	—	—	2,739
Foreign currency translation adjustments	—	—	—	(2,038)	—	(2,038)
Change in fair value of derivative instruments	—	—	—	1,002	—	1,002
Balance, June 30, 2022	37,032,271	$4	$194,704	$(105)	$(48,305)	$146,298
Net income	—	—	—	—	4,941	4,941
Issuance of common stock in secondary offering, net of underwriter discounts and issuance costs	300,000	—	6,389	—	—	6,389
Dividends declared	—	—	—	—	(2,988)	(2,988)
Stock-based compensation	—	—	2,661	—	—	2,661
Foreign currency translation adjustments	—	—	—	(2,839)	—	(2,839)
Change in fair value of derivative instruments	—	—	—	2,098	—	2,098
Balance, September 30, 2022	37,332,271	$4	$203,754	$(846)	$(46,352)	$156,560

The accompanying notes are an integral part of these consolidated financial statements

CADRE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - CONTINTUED

(Unaudited)

(In thousands, except per share amounts)

			Additional
	Common Stock		Paid-In	Accumulated Other	Accumulated	Shareholders'
	Shares	Amount	Capital	Comprehensive Loss	Deficit	Equity
Balance, December 31, 2020	27,483,350	$3	$48,670	$(2,860)	$(36,962)	$8,851
Net income	—	—	—	—	6,864	6,864
Foreign currency translation adjustments	—	—	—	284	—	284
Balance, March 31, 2021	27,483,350	$3	$48,670	$(2,576)	$(30,098)	$15,999
Net income	—	—	—	—	6,815	6,815
Foreign currency translation adjustments	—	—	—	254	—	254
Balance, June 30, 2021	27,483,350	$3	$48,670	$(2,322)	$(23,283)	$23,068
Net loss	—	—	—	—	(5,306)	(5,306)
Dividends declared	—	—	—	—	(10,000)	(10,000)
Foreign currency translation adjustments	—	—	—	(515)	—	(515)
Change in fair value of derivative instruments	—	—	—	90	—	90
Balance, September 30, 2021	27,483,350	$3	$48,670	$(2,747)	$(38,589)	$7,337

The accompanying notes are an integral part of these consolidated financial statements.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands, except share and per share amounts)

1.    SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Cadre Holdings, Inc., D/B/A The Safariland Group (the “Company”, “Cadre”, “we”, “us”, and “our”), a Delaware corporation, began operations on April 12, 2012. The Company, headquartered in Jacksonville, Florida, is a global leader in manufacturing and distributing safety and survivability products and other related products for the law enforcement, first responder and military markets. The business operates through 16 manufacturing plants within the U.S., Mexico, Canada, the United Kingdom, Italy, France, and Lithuania, and sells its products worldwide through its direct sales force, distribution channel and distribution partners, online stores, and third-party resellers.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, and include the accounts of the Company, its wholly owned subsidiaries, and other entities consolidated as required by GAAP. Accordingly, they do not include all of the information and footnotes required by GAAP for annual audited financial statements. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. These interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s most recently completed annual consolidated financial statements. All adjustments considered necessary for a fair presentation have been included. All intercompany transactions have been eliminated in consolidation.

Stock Split

In July 2021, the Company effected a 50-for-1 stock split of its common stock and preferred stock. All share and per share information has been retroactively adjusted to reflect the stock split for all periods presented.

Secondary Offering

On June 9, 2022, the Company completed a secondary offering in which the Company issued and sold 2,250,000 shares of common stock at a price of $23.50 per share. The Company’s net proceeds from the sale of shares were $46,987 after underwriter discounts and commissions, fees and expenses of $2,715, of which $2,000 was paid to Kanders & Company, Inc., a company controlled by Warren Kanders, our Chief Executive Officer.

On July 14, 2022, the underwriters exercised a portion of their over-allotment option and purchased an additional 300,000 shares of common stock at a price of $23.50 per share, resulting in net proceeds to the Company of $6,389 after underwriter discounts and commissions, fees and expenses of $661.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we may not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Use of Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The presentation of revenue by channel previously reported in the notes to the consolidated financial statements has been reclassified to conform to the current financial statement presentation.

Fair Value Measurements

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes the following three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability on the measurement date:

Level 1:  Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2:  Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:  Unobservable inputs that reflect assumptions about what market participants would use in pricing assets or liabilities based on the best information available.

The Company’s financial instruments consist principally of cash, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued liabilities, income tax payable and debt. The carrying amounts of certain of these financial instruments, including cash, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued liabilities and income tax payable approximate their current fair value due to the relatively short-term nature of these accounts.

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

	September 30, 2022				December 31, 2021
	Carrying	Fair Value			Carrying	Fair Value
	amount	Level 1	Level 2	Level 3	amount	Level 1	Level 2	Level 3
Assets:
Interest rate swap (Note 6)	$9,628	$—	$9,628	$—	$1,607	$—	$1,607	$—

Liabilities:
Interest rate swap (Note 6)	$—	$—	$—	$—	$389	$—	$389	$—

There were no transfers of assets or liabilities between levels during the nine months ended September 30, 2022 and 2021.

The carrying value of our long-term debt obligations approximates the fair value, as the long-term debt was entered into recently and contains a floating interest rate component.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Goodwill and Other Intangible Assets

The Company tests goodwill and intangible assets determined to have indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that assets might be impaired. The Company performs these annual impairment tests as of October 31st each year.

In evaluating goodwill for impairment, qualitative factors are considered to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Some of these qualitative factors may include macroeconomic conditions, industry and market considerations, a change in financial performance, or entity-specific events. If, through this qualitative assessment, the conclusion is made that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, the Company performs a two-step goodwill impairment test. The first step involves a comparison of the fair value of a reporting unit to its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process is performed, which compares the implied value of the reporting unit goodwill with the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company determines the fair value of its reporting units based on a combination of the income approach and market approach, weighted based on the circumstances. Both values are discounted using a rate that reflects the Company’s best estimate of the weighted average cost of capital of a market participant and is adjusted for appropriate risk factors.

Revenue Recognition

The Company derives revenue primarily from the sale of physical products. The Company recognizes revenue when a contract exists with a customer that specifies the goods and services to be provided at an agreed upon sales price and when the performance obligation is satisfied by transferring the goods or service to the customer. The performance obligation is considered satisfied when control transfers, which is generally determined when products are shipped or delivered to the customer but could be delayed until the receipt of customer acceptance, depending on the terms of the contract. Sales are made on normal and customary short-term credit terms or upon delivery for point of sale transactions.

The Company enters into contractual arrangements primarily with customers in the form of individual customer orders which specify the goods, quantity, pricing, and associated order terms. The Company has some long-term contracts that may contain research and development performance obligations that are satisfied over time. The Company invoices the customer once the billing milestone is reached and collects under customary short-term credit terms. For long-term contracts, the Company recognizes revenue using the input method based on costs incurred, as this method is an appropriate measure of progress toward the complete satisfaction of the performance obligation. Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised in the near-term. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. When the current estimate of total costs for a performance obligation indicates a loss, a provision for the entire estimated loss on the unsatisfied performance obligation is made in the period in which the loss becomes evident.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. The Company accrues for such estimated returns and claims with an estimated accrual and associated reduction of revenue. Additionally, the Company records inventory that it expects to be returned as part of inventories, with a corresponding reduction to cost of goods sold.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Charges for shipping and handling fees billed to customers are included in net sales and the corresponding shipping and handling expenses are included in cost of goods sold in the accompanying consolidated statements of operations and comprehensive income (loss). We consider our costs related to shipping and handling after control over a product has transferred to a customer to be a cost of fulfilling the promise to transfer the product to the customer.

Sales commissions paid to employees as compensation are expensed as incurred for contracts with service periods less than a year. For contracts with service periods greater than a year, these costs are capitalized and amortized over the life of the contract. These costs are recorded in selling, general and administrative expenses in the Company’s consolidated statements of operations and comprehensive income (loss).

Product Warranty

Some of the Company’s manufactured products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company’s history of warranty repairs and replacements, and is recorded in cost of goods sold in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table sets forth the changes in the Company’s accrued warranties, which is recorded in accrued liabilities in the consolidated balance sheets:

	Nine months ended September 30,
	2022	2021
Beginning accrued warranty expense	$1,256	$1,133
Current period claims	(398)	(236)
Provision for current period sales	339	256
Ending accrued warranty expense	$1,197	$1,153

Net Income (Loss) per Share

Basic income or loss per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted income or loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of potential common shares, determined using the treasury-stock method. The calculation of weighted average shares outstanding and net income (loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net income (loss)	$4,941	$(5,306)	$(779)	$8,373

Weighted average shares outstanding - basic	37,289,880	27,483,350	35,697,891	27,483,350
Effect of dilutive securities:
Stock-based awards	457,734	—	—	—
Weighted average shares outstanding - diluted	37,747,613	27,483,350	35,697,891	27,483,350
Net income (loss) per share:
Basic	$0.13	$(0.19)	$(0.02)	$0.30
Diluted	$0.13	$(0.19)	$(0.02)	$0.30

For the nine months ended September 30, 2022, 7,363 restricted stock awards were excluded from diluted weighted average shares outstanding because the impact would be anti-dilutive due to a net loss in the period. There were no dilutive instruments outstanding for the three and nine months ended September 30, 2021.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Recent Accounting Pronouncements

Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is intended to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. In July 2018, the FASB issued additional guidance which provided an additional transition method for adopting the updated guidance. Under the additional transition method, entities may elect to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption. In June 2020, the FASB issued additional guidance which extends the effective date of ASU 2016-02 for emerging growth companies to begin in fiscal years beginning after December 15, 2021, and interim periods beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard for its annual period as of January 1, 2022 by utilizing the effective date option of the modified retrospective transition approach, which does not require application of the guidance to comparative periods in the year of adoption. The primary effect of adoption will be recording ROU assets and corresponding lease liabilities for current operating leases. We believe the adoption of this standard will have a significant effect on our consolidated balance sheets and currently estimate a ROU asset and lease liability of $12,300 to $13,200 to be recorded on January 1, 2022. We do not anticipate that the adoption of this standard will have a significant impact on our consolidated statements of operations and comprehensive income (loss) or our consolidated statements of cash flows.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 includes an impairment model (known as the current expected credit loss model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The use of forecasted information is intended to incorporate more timely information in the estimate of expected credit loss. In November 2019, the FASB issued additional guidance which extends the effective date of ASU 2016-13 for emerging growth companies to begin in fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company plans to adopt this standard on January 1, 2023 and is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying existing guidance. For emerging growth companies, this ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements and related disclosures.

There were no other new accounting standards that the Company expects to have a potential material impact to the financial position or results of operations upon adoption.

2.    ACQUISITIONS

Radar Acquisition

On January 11, 2022, Safariland, LLC, a wholly-owned subsidiary of the Company, completed the acquisition of Radar Leather Division S.r.l. (“Radar”), a premiere family-owned duty gear business based in Italy that specializes in the production of high-quality holsters, belts, duty belts, and other accessories.

The acquisition was accounted for as a business combination. Total acquisition-related costs for the acquisition of Radar were $627, of which $204 was incurred and recognized during the nine months ended September 30, 2022.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Total consideration, net of cash acquired, was $19,365 for 100% of the equity interests in Radar. The total consideration was as follows:

Cash paid	$20,844
Less: cash acquired	(1,479)
Total consideration, net	$19,365

The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired and liabilities assumed, which have been estimated at their fair values. The fair value estimates for the purchase price allocation are based on the Company’s best estimates and assumptions as of the reporting date and are considered preliminary. Since our initial purchase price allocation, we have decreased goodwill by $422 for revisions made to cash paid. The fair value measurements of all identifiable assets and liabilities, and the resulting goodwill related to the Radar acquisition are subject to change and the final purchase price allocation could be different from the amounts presented below. We expect to finalize the valuations as soon as practicable, but no later than one year from the date of the acquisition. The excess of purchase consideration over the assets acquired and liabilities assumed is recorded as goodwill. Goodwill for the Radar acquisition is included in the Products segment and reflects synergies and additional legacy growth and profitability expected from this acquisition through expansion into new markets and customers.

Total consideration, net	$19,365

Accounts receivable	$2,347
Inventories	2,500
Prepaid expenses	682
Other current assets	612
Property and equipment	3,053
Intangible assets	10,200
Goodwill	6,289
Total assets acquired	25,683
Accounts payable	1,120
Deferred tax liabilities	2,548
Accrued liabilities	2,106
Long-term debt	544
Total liabilities assumed	6,318
Net assets acquired	$19,365

In connection with the acquisition, the Company acquired exclusive rights to Radar’s trademarks, customer relationships, and product technologies. The amounts assigned to each class of intangible asset and the related average useful lives are as follows:

	Gross	Average Useful Life
Customer relationships	$9,300	15
Technology	600	10
Trademarks	300	7
Total	$10,200

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The full amount of goodwill of $6,289 is expected to be non-deductible for tax purposes. No pre-existing relationships existed between the Company and Radar prior to the acquisition. Radar revenue and cost of goods sold are included in the Products segment from the date of acquisition. The acquisition was not material to our consolidated financial statements.

Cyalume Acquisition

On May 4, 2022, Safariland, LLC, a wholly-owned subsidiary of the Company, completed the acquisition of Cyalume Technologies, Inc, CT SAS Holdings, Inc. and Cyalume Technologies SAS (collectively “Cyalume”). Cyalume is engaged in the design and manufacture of proprietary chemical illumination solutions for a diverse range of products, including light sticks, infrared products, safety markings and non-pyrophoric training ammunition.

The acquisition was accounted for as a business combination. Acquisition-related costs for the acquisition of Cyalume were $870 and $3,177 for the three and nine months ended September 30, 2022, respectively.

Total consideration, net of cash acquired, was $35,674 for 100% of the equity interests in Cyalume. The total consideration was as follows:

Cash paid	$37,508
Less: cash acquired	(1,834)
Total consideration, net	$35,674

The following table summarizes the total purchase price consideration and the preliminary fair value amounts recognized for the assets acquired and liabilities assumed, which have been estimated at their fair values. The fair value estimates for the purchase price allocation are based on the Company’s best estimates and assumptions as of the reporting date and are considered preliminary. The fair value measurements of identifiable assets and liabilities, and the resulting goodwill related to the Cyalume acquisition are subject to change and the final purchase price allocation could be different from the amounts presented below. We expect to finalize the valuations as soon as practicable, but no later than one year from the date of the acquisition. The excess of purchase consideration over the assets acquired and liabilities assumed is recorded as goodwill. Goodwill for the Cyalume acquisition is included in the Products segment and reflects synergies and additional legacy growth and profitability expected from this acquisition through expansion into new markets and customers.

Total consideration, net	$35,674

Accounts receivable	$3,302
Inventories	10,908
Prepaid expenses	255
Other current assets	10
Property and equipment	11,701
Intangible assets	8,300
Goodwill	6,641
Total assets acquired	41,117
Accounts payable	1,080
Deferred tax liabilities	2,497
Accrued liabilities	1,578
Other long-term liabilities	288
Total liabilities assumed	5,443
Net assets acquired	$35,674

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

In connection with the acquisition, the Company acquired exclusive rights to Cyalume’s trademarks, customer relationships, and product technologies. The amounts assigned to each class of intangible asset and the related average useful lives are as follows:

	Gross	Average Useful Life
Customer relationships	$3,900	15
Technology	3,600	10
Trademarks	800	Indefinite
Total	$8,300

The full amount of goodwill of $6,641 is expected to be non-deductible for tax purposes. No pre-existing relationships existed between the Company and Cyalume prior to the acquisition. Cyalume revenue and cost of goods sold are included in the Products segment from the date of acquisition. The acquisition was not material to our consolidated financial statements.

3.    REVENUE RECOGNITION

The following tables disaggregate net sales by channel and geography:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
U.S. state and local agencies (a)	$64,359	$55,559	$188,724	$177,221
Commercial	11,211	7,669	33,572	29,263
U.S. federal agencies	16,652	11,286	34,014	37,368
International	18,264	22,613	74,789	74,647
Other	1,068	1,527	3,093	5,252
Net sales	$111,554	$98,654	$334,192	$323,751

(a) Includes all Distribution sales

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
United States	$93,290	$76,041	$259,403	$249,104
International	18,264	22,613	74,789	74,647
	$111,554	$98,654	$334,192	$323,751

Contract Liabilities

Contract liabilities are recorded as a component of other liabilities when customers remit cash payments in advance of the Company satisfying performance obligations which are satisfied at a future point of time. Contract liabilities are reduced when the performance obligation is satisfied. Contract liabilities are included in accrued liabilities in the Company’s consolidated balance sheets and totaled $6,216 and $10,949 as of September 30, 2022 and December 31, 2021, respectively. Revenue recognized during the three and nine months ended September 30, 2022 from amounts included in contract liabilities as of December 31, 2021 was $424 and $7,640, respectively.

Remaining Performance Obligations

As of September 30, 2022, we had $19,427 of remaining performance obligations, which included amounts that will be invoiced and recognized in future periods. The remaining performance obligations are limited only to arrangements that meet the definition of a

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

contract under ASC Topic 606, Revenue from Contracts with Customers, as of September 30, 2022. We expect to recognize approximately 58% of this balance over the next twelve months and expect the remainder to be recognized in the following two years.

4.    INVENTORIES

The following table sets forth a summary of inventories stated at lower of cost or net realizable value, as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Finished goods	$29,992	$28,707
Work-in-process	8,941	4,053
Raw materials and supplies	40,313	31,218
	$79,246	$63,978

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in goodwill for the three and nine months ended September 30, 2022:

	Products	Distribution	Total
Balance, December 31, 2021	$63,646	$2,616	$66,262
Radar acquisition	6,711	—	6,711
Foreign currency translation adjustments	(463)	—	(463)
Balance, March 31, 2022	$69,894	$2,616	$72,510
Radar acquisition measurement period adjustment	(422)	—	(422)
Cyalume acquisition	6,641	—	6,641
Foreign currency translation adjustments	(702)	—	(702)
Balance, June 30, 2022	$75,411	$2,616	$78,027
Foreign currency translation adjustments	(831)	—	(831)
Balance, September 30, 2022	$74,580	$2,616	$77,196

Gross goodwill and accumulated impairment losses was $84,781 and $7,585, respectively, as of September 30, 2022 and $73,899 and $7,585, respectively, as of December 31, 2021.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Intangible Assets

Intangible assets such as certain customer relationships and patents on core technologies and product technologies are amortizable over their estimated useful lives. Certain trade names and trademarks which provide exclusive and perpetual rights to manufacture and sell their respective products are deemed indefinite-lived and are therefore not subject to amortization.

Intangible assets consisted of the following as of September 30, 2022 and December 31, 2021:

	September 30, 2022
				Weighted
		Accumulated		Average
	Gross	amortization	Net	Useful Life
Definite lived intangibles:
Customer relationships	$84,445	$(57,160)	$27,285	11
Technology	15,649	(11,213)	4,436	8
Tradenames	6,244	(3,857)	2,387	4
Non-compete agreements	922	(922)	—	4
	$107,260	$(73,152)	$34,108
Indefinite lived intangibles:
Tradenames	17,410	—	17,410	Indefinite
Total	$124,670	$(73,152)	$51,518

	December 31, 2021
				Weighted
		Accumulated		Average
	Gross	amortization	Net	Useful Life
Definite lived intangibles:
Customer relationships	$74,078	$(52,536)	$21,542	11
Technology	11,978	(10,988)	990	7
Tradenames	6,473	(3,264)	3,209	4
Non-compete agreements	1,037	(1,037)	—	4
	$93,566	$(67,825)	$25,741
Indefinite lived intangibles:
Tradenames	16,674	—	16,674	Indefinite
Total	$110,240	$(67,825)	$42,415

The Company recorded amortization expense of $2,274 and $2,173 for the three months ended September 30, 2022 and 2021, respectively, of which $134 and $198 was included in cost of goods sold in the consolidated statements of operations and comprehensive income (loss) for the respective periods. Amortization expense for the nine months ended September 30, 2022 and 2021 was $6,671 and $6,538, respectively, of which $314 and $596 was included in cost of goods sold in the consolidated statements of operations and comprehensive income (loss) for the respective periods.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

The estimated amortization expense for definite-lived intangible assets for the remaining three months of 2022, the next four years and thereafter is as follows:

Remainder of 2022	$1,910
2023	7,735
2024	4,853
2025	2,934
2026	2,543
Thereafter	14,133
$34,108

6.    DEBT

The Company’s debt is as follows:

	September 30, 2022	December 31, 2021
Short-term debt:
Insurance premium financing	$3,285	$3,174
Current portion of term loan	10,000	10,000
	$13,285	$13,174
Long-term debt:
Revolver	—	—
Term loan	141,064	148,564
Other	466	—
	$141,530	$148,564
Unamortized debt discount and debt issuance costs	(1,712)	(2,048)
Total long-term debt, net	$139,818	$146,516

The following summarizes the aggregate principal payments of our long-term debt, excluding debt discount and debt issuance costs, for the remaining three months of 2022, the next four years and thereafter:

Remainder of 2022	$2,500
2023	10,000
2024	10,116
2025	10,116
2026	118,680
Thereafter	118
Total principal payments	$151,530

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

New Credit Facility

On August 20, 2021 (the “Closing Date”), the Company refinanced its existing credit facilities and entered into a new credit agreement whereby Safariland, LLC, as borrower (the “Borrower”), the Company and certain domestic subsidiaries of the Borrower, as guarantors (the “Guarantors”), closed on and received funding under a credit agreement (initially entered into on July 23, 2021), pursuant to a First Amendment to Credit Agreement (collectively, the “New Credit Agreement”) with PNC Bank, National Association (“PNC”), as administrative agent, and the several lenders from time to time party thereto (together with PNC, the “Lenders”) pursuant to which the Borrower (i) borrowed $200,000 under a term loan (the “Term Loan”), and (ii) may borrow up to $100,000 under a revolving credit facility (including up to $15,000 for letters of credit and up to $10,000 for swing line loans) (the “Revolving Loan”). Each of the Term Loan and the Revolving Loan mature on July 23, 2026. Commencing December 31, 2021, the New Term Loan requires scheduled quarterly payments in amounts equal to 1.25% per quarter of the original aggregate principal amount of the Term Loan, with the balance due at maturity. The New Credit Agreement is guaranteed, jointly and severally, by the Guarantors and, subject to certain exceptions, secured by a first-priority security interest in substantially all of the assets of the Borrower and the Guarantors pursuant to a Security and Pledge Agreement and a Guaranty and Suretyship Agreement, each dated as of the Closing Date.

The Company performed an analysis on a creditor-by-creditor basis for debt modifications and extinguishments to determine the appropriate accounting treatment of associated issuance costs. In connection with the refinancing, the Company recorded a loss on debt extinguishment of $15,155 for the three and nine months ended September 30, 2021 related to early extinguishments fees and the write-off of unamortized debt discount and debt issuance costs

There were no amounts outstanding under the Revolving Loan as of September 30, 2022 and December 31, 2021. As of September 30, 2022, there were $2,291 in outstanding letters of credit and $97,709 of availability.

The Borrower may elect to have the Revolving Loan and Term Loan under the New Credit Agreement bear interest at a base rate or a LIBOR rate, in each case, plus an applicable margin. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings, in each case based upon the level of the Company’s consolidated total net leverage ratio. The New Credit Agreement also requires the Borrower to pay a commitment fee on the unused portion of the loan commitments. Such commitment fee will range between 0.175% and 0.25% per annum, and is also based upon the level of the Company’s consolidated total net leverage ratio. The New Credit Agreement also contains customary representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, dividends, and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens on the assets of the Borrowers or any Guarantor, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions, dispositions, and mandatory prepayments in connection with certain liquidity events. The New Credit Agreement contains certain restrictive debt covenants, which require us to: (i) maintain a minimum fixed charge coverage ratio of 1.25 to 1.00, starting with the quarter ended December 31, 2021, which is to be determined for each quarter end on a trailing four quarter basis and (ii) maintain a quarterly maximum consolidated total net leverage ratio of 3.75 to 1.00 from the quarter ended December 31, 2021 until the quarter ended September 30, 2022, and thereafter 3.50 to 1.00, which is in each case to be determined on a trailing four quarter basis; provided that under certain circumstances and subject to certain limitations, in the event of a material acquisition, we may temporarily increase the consolidated total net leverage ratio by up to 0.50 to 1.00 for four fiscal quarters following such acquisition. The New Credit Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the New Credit Agreement may be accelerated and the Lenders could foreclose on their security interests in the assets of the Borrowers and the Guarantors.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Canadian Credit Facility

On October 14, 2021, Med-Eng Holdings ULC and Pacific Safety Products Inc., the Company’s Canadian subsidiaries, as borrowers (the “Canadian Borrowers”), and Safariland, LLC, as guarantor (the “Canadian Guarantor”), closed on a line of credit pursuant to a Loan Agreement (the “Canadian Loan Agreement”) and a Revolving Line of Credit Note (the “Note”) with PNC Bank Canada Branch (“PNC Canada”), as lender pursuant to which the Canadian Borrowers may borrow up to CDN$10,000 under a revolving line of credit (including up to $3,000 for letters of credit) (the “Revolving Canadian Loan”). The Revolving Canadian Loan matures on July 23, 2026. The Canadian Loan Agreement is guaranteed by the Canadian Guarantor pursuant to a Guaranty and Suretyship Agreement (the “Canadian Guaranty Agreement”).

The Canadian Borrowers may elect to have borrowings either in United States dollars or Canadian dollars under the Canadian Loan Agreement, which will bear interest at a base rate or a LIBOR rate, in each case, plus an applicable margin, in the case of borrowings in United States dollars, or at a Canadian Prime Rate (as announced from time to time by PNC Canada) or a Canadian deposit offered rate (“CDOR”) as determined from time to time by PNC Canada in accordance with the Canadian Loan Agreement. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings and Canadian Prime Rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings and CDOR borrowings. The Canadian Loan Agreement also requires the Canadian Borrowers to pay (i) an unused line fee on the unused portion of the loan commitments in an amount ranging between 0.175% and 0.25% per annum, based upon the level of the Company’s consolidated total net leverage ratio, and (ii) an upfront fee equal to 0.25% of the principal amount of the Note.

There were no amounts outstanding under the Revolving Canadian Loan as of September 30, 2022 and December 31, 2021.

The Canadian Loan Agreement also contains customary representations and warranties, and affirmative and negative covenants, including, among others, limitations on additional indebtedness, entry into new lines of business, entry into guarantee agreements, making of any loans or advances to, or investments in, any other person, restrictions on liens on the assets of the Canadian Borrowers and mergers, transfers of assets and acquisitions. The Canadian Loan Agreement and Note also contain customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions.

Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the Canadian Loan Agreement may be accelerated.

Interest Rate Swaps

In September 2021, we entered into an interest rate swap agreement to hedge forecasted monthly interest rate payments on our floating rate debt. As of September 30, 2022, we had the following interest rate swap agreement (the “Swap Agreement”):

Effective date	Notional amount	Fixed rate
September 30, 2021 through July 23, 2026	$100,000	0.875%

Under the terms of the Swap Agreement, we receive payments based on the 1-month LIBOR (approximately 3.12% as of September 30, 2022).

During the nine months ended September 30, 2022, there were no interest rate swap agreements that expired.

We entered into the Swap Agreement to convert a portion of the interest rate exposure on our floating rate debt from variable to fixed. We designated this Swap Agreement as a cash flow hedge. A portion of the amount included in accumulated other comprehensive loss is reclassified into interest expense, net as a yield adjustment as interest is either paid or received on the hedged debt. The fair value of

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

our Swap Agreement is based upon Level 2 inputs. We have considered our own credit risk and the credit risk of the counterparties when determining the fair value of our Swap Agreement.

It is our policy to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. We believe our interest rate swap counterparty will be able to fulfill their obligations under our agreement, and we believe we will have debt outstanding through the expiration date of the swap such that the occurrence of future cash flow hedges remains probable.

The estimated fair value of our Swap Agreement in the consolidated balance sheets was as follows:

Balance sheet accounts	September 30, 2022	December 31, 2021
Other current assets	$3,190	$—
Other assets	$6,438	$1,607
Accrued liabilities	$—	$389

A cumulative gain, net of tax, of $7,221 and $913 as of September 30, 2022 and December 31, 2021, respectively, is recorded in accumulated other comprehensive loss.

The amount of gain, net of tax recognized in other comprehensive income for the three and nine months ended September 30, 2022 was $2,350 and $6,414. There was $252 and $106 reclassified from accumulated other comprehensive loss into earnings for the three and nine months ended September 30, 2022, respectively.

As of September 30, 2022, approximately $3,207 is expected to be reclassified from accumulated other comprehensive loss into interest expense over the next 12 months.

7.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In March 2020, the Company settled an administrative enforcement action filed by the U.S. Federal Trade Commission (“FTC”) relating to Company’s sale of VieVu, LLC to Axon Enterprise Inc. (“Axon”) wherein the FTC alleged that the operative agreements contained non-compete and non-solicitation provisions in violation of Section 5 of the Federal Trade Commission Act, as amended, 15 U.S.C. § 45, and Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18. The FTC’s administrative complaint sought only injunctive relief against the Company to enjoin the enforcement of these provisions, now and in the future, and did not seek monetary damages against the Company. In January 2020, the Company and Axon had rescinded these provisions. Pursuant to a consent agreement and proposed consent order entered into by the FTC and the Company, on June 11, 2020, the FTC issued a Decision and Order accepting the Consent Agreement (the “Order”). Under the Order, the Company agreed to not modify and reinstate the rescinded provisions and to not enter into any new similar provisions with Axon, absent prior approval from the FTC. In addition, as part of the Company’s compliance program, the Order imposes an obligation to distribute to, and train the directors and officers on, the requirements of the consent order and to report annually for five years to the FTC ensuring compliance with the consent order. On July 10, 2020, the Company filed its Interim Verified Compliance Report and, thereafter, on June 11, 2021 and June 10, 2022, filed its Annual Compliance Reports, each as required by the Order.

In June 2020, the Company received a Civil Investigative Demand (“CID”) from the United States Department of Justice (“DOJ”), Western District of Washington (Seattle, WA), pertaining to a False Claims Act investigation, 31 U.S.C, sections 3729-3733 (“FCA”), concerning allegations that soft body armor vest accessory panels sold by the Company are falsely labeled as compliant with the National Institute of Justice performance standards. In September 2020, the Company made its First Production of Documents which contained only documents and data that had been deemed to be of a “priority” nature pursuant to an agreement

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

reached between the Company’s counsel and the Assistant U.S. Attorney handling the matter. In July 2021, the Company received a request for additional information relating to the subject matter of the investigation, with which the Company complied. In October 2021, November 2021 and December 2021, the Company produced additional documents responsive to the correspondence containing requests for specific documents and supplemental information. At this preliminary stage of the investigation, the Company does not have enough information to make an evaluation of the merits, exposure or potential risks regarding this matter.

In September 2021, Safariland, LLC, a wholly-owned subsidiary of the Company, received a jury verdict awarding $7,500 to a plaintiff relating to a personal injury case wherein the plaintiff alleged various product liability claims against Safariland, LLC. The plaintiff in the proceeding, Mr. David Hakim, instituted the proceeding on July 24, 2015, through the filing of a complaint with the United States District Court, Northern District of Illinois, Eastern Division. In the proceeding, the plaintiff, a SWAT officer with the DuPage County Sheriff’s Office (“DCSO”), alleged that he suffered injuries during a training exercise conducted by DCSO in which a Defense Technology Shotgun Breaching TKO round was deployed and passed through a door and lower-floor ceiling causing a fragment to strike plaintiff’s back resulting in injury. Prior to the jury rendering its verdict, the court deferred ruling on Safariland, LLC’s Motion for Judgment as a Matter of Law (“JMOL”). On November 8, 2021, Safariland, LLC filed its post-trial motions, including a supplemental JMOL, motion for new trial and remittitur. On April 18, 2022, the court denied Safariland, LLC’s JMOL, motion for new trial and remittitur and, accordingly, entered a judgment in favor of plaintiff, David Hakim, as to the Third Claim. In response, Safariland, LLC timely filed its notice of appeal with the United States Court of Appeals for the Seventh Circuit.  Safariland and Plaintiff have filed their appeal briefs, and oral arguments were held on October 25, 2022. While any litigation contains an element of uncertainty, the Company believes it is reasonably possible, not probable, that the Company could incur losses related to this case, however, any losses would be indemnified by our insurance carrier under applicable policies.

The Company is also involved in various legal disputes and other legal proceedings and claims that arise from time to time in the ordinary course of business. The Company vigorously defends itself against all lawsuits and evaluates the amount of reasonably possible losses that the Company could incur as a result of these matters. While any litigation contains an element of uncertainty, the Company believes that the reasonably possible losses that the Company could incur in excess of insurance coverage would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Insurance

The Company has various insurance policies, including product liability insurance, covering risks and in amounts it considers adequate. There can be no assurance that the insurance coverage maintained by the Company is sufficient or will be available in adequate amounts or at a reasonable cost.

International

As an international company, we are, from time to time, the subject of investigations relation to the Company’s international operations, including under U.S. export control laws (such as ITAR), the FCPA and other similar U.S. and international laws. To the best of the Company’s knowledge, there are not any potential or pending investigations at this time.

Leases

The Company leases office, warehouse, and distribution space under non-cancelable operating leases. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced. Our leases generally contain multi-year renewal options and escalation clauses. Total rent expense of the Company for the three months ended September 30, 2022 and 2021 was $1,200 and $1,174, respectively, and for the nine months ended September 30, 2022 and 2021 was $3,602 and $3,499, respectively.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Future minimum lease payments required under non-cancelable operating leases that have initial or remaining non-cancelable lease terms in excess of one year for the remaining three months of 2022, the next four years and thereafter are as follows:

Remainder of 2022	$1,188
2023	4,368
2024	3,101
2025	1,628
2026	675
Thereafter	142
Total minimum lease payments	$11,102

There were no material future minimum sublease payments to be received under non-cancelable subleases as of September 30, 2022. There was no material sublease income for the three and nine months ended September 30, 2022 and 2021.

8.    INCOME TAXES

The Company and its subsidiaries file income tax returns in the U.S. federal, various state and local, and certain foreign jurisdictions. As of September 30, 2022, the Company’s tax years subsequent to 2016 are subject to examination by tax authorities with few exceptions. During the nine months ended September 30, 2022, one of the Company’s Canadian subsidiaries concluded an examination of its tax filings for the period June 1, 2016 through December 31, 2017 that resulted in no changes to the filings or the amount of tax due. The 2018 and 2019 tax returns of a separate Canadian subsidiary are currently under examination by the Canadian Revenue Agency.

In assessing the realizability of deferred tax assets, the Company performs a quarterly evaluation of whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. During the course of this evaluation, the Company considers all available positive and negative evidence and if, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded. Based on the Company’s evaluation, a valuation allowance of $1,890 has been recorded as of September 30, 2022.

The Company’s effective tax rate for the three months ended September 30, 2022 and 2021 was 28.4% and 28.6%, respectively, and 76.5% and 31.6% for the nine months ended September 30, 2022 and 2021, respectively. Our effective tax rate for the three and nine months ended September 30, 2022 and 2021 differs from our statutory rate primarily due to nondeductible executive compensation.

9.     COMPENSATION PLANS

Long-Term Incentive Plan

In March 2021, the Company initiated a cash-based long-term incentive plan. Each award granted under the plan shall be eligible to vest in three equal annual installments over a period of three consecutive one-year performance periods, with each installment of the award vesting on the last day of the applicable performance period, subject to the achievement of the performance metrics established by the board of directors for the applicable annual performance period. Compensation expense related to this plan was $375 and $524 for the three months ended September 30, 2022 and 2021, respectively, and $933 and $1,804 for the nine months ended September 30, 2022 and 2021, respectively, and is included in selling, general and administrative in the Company’s consolidated statements of operations and comprehensive income (loss).

On March 9, 2022, the Company’s board of directors approved the common stock settlement of vested awards of the long-term incentive plan. The board of directors also approved the future settlement of unvested awards in common stock. Modification accounting was not applied as this change did not affect the fair value of the awards, vesting conditions, or the liability classification of the awards.

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

Executive Compensation Plan

The Company maintains a cash-based executive compensation plan for certain employees. The Company’s board of directors awarded 1,433,500 (split-adjusted) interests in the plan (“units”). Each unit represents an unfunded and unsecured right, subject to certain conditions as set forth by the plan. One-third of the units granted to any holder will vest on each of the first, second, and third anniversaries of March 18, 2021 during the term of such holder’s employment with the Company. Payment of a holder’s vested balance is dependent upon a transaction or series of related transactions constituting a qualifying exit event, as defined by the executive compensation plan. The plan will expire on March 18, 2025, at which time the plan and all awarded units will be terminated for no consideration if a qualifying exit event has not occurred before that date. If a qualifying exit event becomes probable, the fair value of the units would be the closing stock price of the Company on the day the qualifying exit event becomes probable and compensation expense would be recognized at that time.

On March 9, 2022, the Company’s board of directors modified the performance condition, specifically the definition of a qualifying exit event, in the cash-based executive compensation plan. In addition, the board of directors approved the settlement of the majority of vested and unvested units in common stock rather than cash, which resulted in a change in classification of those outstanding units from liability to equity. As a result, modification of the units occurred on March 9, 2022 with a grant date fair value of $23.45, the closing stock price of the Company on the date of modification. There were 632,500 units that vested on March 18, 2022 and 801,000 units that will vest in equal amounts on the second and third anniversaries of the plan. The Company recognized compensation expense of $22,100 in selling, general and administrative in the Company’s consolidated statements of operations and comprehensive income (loss) on the modification date. Unrecognized compensation expense related to the unvested units was $11,516 as of the modification date.

Stock Incentive Plan

On March 9, 2022, the Company’s board of directors granted 85,108 restricted stock awards (“RSAs”) and issued 309,479 stock options under the Cadre Stock Incentive Plan. The RSAs will vest in three equal installments over a three-year period from the date of grant and have a grant date fair value of $23.45, the closing stock price of the Company on the date of grant. The options issued will vest and become exercisable in equal installments over a three-year period from the date of grant and expire ten years from the date of the grant. The fair value of the options has been estimated as of the grant date using the Black-Scholes option-pricing model and resulted in a grant date fair value of approximately $6.72 per option.

10.     ASSETS AND LIABILITIES HELD FOR SALE

In October 2021, the Company designated our Daventry, UK facility as held for sale. Accordingly, during 2021, the Company determined that the assets and liabilities associated with the Daventry facility met the criteria for classification as held for sale but did not meet the criteria for classification as discontinued operations as the deconsolidation did not represent a strategic shift in the business. Total assets and liabilities associated with the Daventry facility were $225 and $91, respectively, and are presented in our consolidated balance sheet as of September 30, 2022 as current assets held for sale and current liabilities held for sale, respectively. The Company is actively marketing this facility and expects to complete the sale of this facility in 2022.

11.     RELATED PARTY TRANSACTIONS

The Company leases 4 distribution warehouses and retail stores from certain employees. The Company recorded rent expense related to these leases of $112 and $142 for the three months ended September 30, 2022 and 2021, respectively, and $346 and $437 for the nine months ended September 30, 2022 and 2021, respectively. Rent expense related to these leases is included in related party expense in the Company’s consolidated statements of operations and comprehensive income (loss).

During the nine months ended September 30, 2022, the Company made the following payments to Kanders & Company, Inc., a company controlled by Warren Kanders, our Chief Executive Officer:

CADRE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(Unaudited)

(in thousands, except share and per share amounts)

●	$1,000 for services related to the acquisition of Cyalume, which is included in related party expense in the Company’s consolidated statements of operations and comprehensive income (loss).
●	$2,000 for services related to the Company’s secondary offering, which is included in direct offering costs and recorded against offering proceeds in additional paid in capital in the Company’s consolidated balance sheets.

12.     SEGMENT DATA

Our operations are comprised of two reportable segments: Products and Distribution. Segment information is consistent with how the chief operating decision maker (“CODM”), our chief executive officer, reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM is not provided asset information or operating expenses by segment.

	Nine months ended September 30, 2022
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$277,941	$73,836	$(17,585)	$334,192
Cost of goods sold	166,192	$58,437	$(17,587)	207,042
Gross profit	$111,749	$15,399	$2	$127,150

	Nine months ended September 30, 2021
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$274,039	$69,086	$(19,374)	$323,751
Cost of goods sold	159,924	51,696	(19,364)	192,256
Gross profit	$114,115	$17,390	$(10)	$131,495

(1) Reconciling items consist primarily of intercompany eliminations and items not directly attributable to operating segments.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Cadre Holdings, Inc. (D/B/A The Safariland Group) (“Cadre,” “the Company” “we,” “us” and “our”) should be read in conjunction with our unaudited consolidated financial statements and the related notes appearing elsewhere in this Quarterly Report and with our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Cadre’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward- looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Quarterly Report on Form 10-Q.

Our Business

Cadre is a global leader in the manufacturing and distribution of safety and survivability equipment for first responders. Our equipment provides critical protection to allow its users to safely and securely perform their duties and protect those around them in hazardous or life-threatening situations. Through our dedication to superior quality, we establish a direct covenant with end users that our products will perform and keep them safe when they are most needed. We sell a wide range of products including body armor, explosive ordnance disposal equipment and duty gear through both direct and indirect channels. In addition, through our owned distribution, we serve as a one-stop shop for first responders providing equipment we manufacture as well as third-party products including uniforms, optics, boots, firearms and ammunition. The majority of our diversified product offering is governed by rigorous safety standards and regulations. Demand for our products is driven by technological advancement as well as recurring modernization and replacement cycles for the equipment to maintain its efficiency, effective performance and regulatory compliance.

We service the ever-changing needs of our end users by investing in research and development for new product innovation and technical advancements that continually raise the standards for safety and survivability equipment in the first responder market. Our target end user base includes domestic and international first responders such as state and local law enforcement, fire and rescue, explosive ordnance disposal technicians, emergency medical technicians, fishing and wildlife enforcement and departments of corrections, as well as federal agencies including the U.S. Department of State, U.S. Department of Defense, U.S. Department of Interior, U.S. Department of Justice, U.S. Department of Homeland Security, U.S. Department of Corrections and numerous foreign government agencies in over 100 countries.

In January 2022, the Company acquired Radar Leather Division S.r.l. (“Radar”) for $19.4 million, net of cash acquired. We recorded a preliminary allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. These estimates are preliminary and subject to adjustments as we complete our valuation process.

In May 2022, the Company acquired Cyalume Technologies, Inc, CT SAS Holdings, Inc. and Cyalume Technologies SAS (collectively “Cyalume”) for $35.7 million, net of cash acquired. We recorded a preliminary allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. These estimates are preliminary and subject to adjustments as we complete our valuation process.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

The following table sets forth a summary of our financial highlights for the periods indicated:

	Three Months Ended September 30,		Nine months ended September 30,
(in thousands)	2022	2021	2022	2021
Net sales	$111,554	$98,654	$334,192	$323,751
Net income (loss)	$4,941	$(5,306)	$(779)	$8,373
Adjusted EBITDA(1)	$20,741	$15,423	$53,346	$56,120

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Measures” below for our definition of, and additional information about, Adjusted EBITDA, and for a reconciliation to net (loss) income, the most directly comparable U.S. GAAP financial measure.

Net sales increased by $12.9 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily as a result of recent acquisitions, armor volume and agency demand for hard goods, partially offset by a decrease from a large contractual armor order fulfilled in the prior year. Net sales increased by $10.4 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily as a result of recent acquisitions, armor volume and agency demand for hard goods, partially offset by large prior year contractual armor and duty gear orders, along with prior year demand for crowd control products.

Net income increased by $10.2 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily as a result of increased sales and the loss on extinguishment of debt related to the August 2021 debt refinance, partially offset by increased stock-based compensation expense, losses on foreign currency transactions and discrete acquisition-related expenses. Net income decreased by $9.2 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily as a result of unfavorable product and portfolio mix and stock-based compensation expense, partially offset by lower interest expense and the loss on extinguishment of debt related to the August 2021 debt refinance.

Secondary Offering

On June 9, 2022, the Company completed a secondary offering in which the Company issued and sold 2,250,000 shares of common stock at a price of $23.50 per share. The Company’s net proceeds from the sale of shares were $47.0 million after underwriter discounts and commissions, fees and expenses of $2.7 million, of which $2.0 million was paid to Kanders & Company, Inc., a company controlled by Warren Kanders, our Chief Executive Officer.

On July 14, 2022, the underwriters exercised a portion of their over-allotment option and purchased an additional 300,000 shares of common stock at a price of $23.50 per share, resulting in net proceeds to the Company of $6.4 million after underwriter discounts and commissions, fees and expenses of $0.7 million.

COVID-19

The global outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. and European governments in March 2020, with governments world-wide implementing safety measures restricting travel and requiring citizen lockdowns and self-confinements for quarantining purposes. This has negatively affected the U.S. and global economies, disrupted global supply chains, and resulted in significant transport restrictions and disruption of global financial markets.

The COVID-19 pandemic has significantly impacted the global supply chain, with restrictions and limitations on related activities causing disruption and delay, along with increased raw material, storage, and shipping costs. These disruptions and delays have strained domestic and international supply chains, which have affected and could continue to negatively affect the flow or availability of certain critical raw materials and finished good products that the Company relies upon. Furthermore, any negative impacts on our logistical operations, including our fulfillment and shipping functions, could result in periodic delays in the delivery of our products.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

KEY PERFORMANCE METRICS

Orders backlog

We monitor our orders backlog, which we believe is a forward-looking indicator of potential sales. Our orders backlog for products includes all orders that have been received and are believed to be firm. Due to municipal government procurement rules, in certain cases orders included in backlog are subject to budget appropriation or other contract cancellation clauses. Consequently, our orders backlog may differ from actual future sales. Orders backlog can be helpful to investors in evaluating the performance of our business and identifying trends over time.

The following table presents our orders backlog as of the periods indicated:

(in thousands)	September 30, 2022	December 31, 2021
Orders backlog	$125,200	$113,840

Orders comprising backlog as of a given balance sheet date are typically invoiced in subsequent periods. The majority of our products are generally processed and shipped within one to three weeks of an order being placed, though the fulfillment time for certain products, for example, explosive ordnance disposal equipment, may take three months or longer. Our orders backlog could experience volatility between periods, including as a result of customer order volumes and the speed of our order fulfilment, which in turn may be impacted by the nature of products ordered, the amount of inventory on hand and the necessary manufacturing lead time.

Orders backlog increased by $11.4 million as of September 30, 2022 compared to December 31, 2021, primarily due to $11.4 million from recent acquisitions, $9.1 million from higher demand for armor products, and $8.5 million from large government orders for less lethal product, partially offset by reductions of $13.6 million from 2022 shipments of large international contracts for bomb suits and $3.4 million from 2022 shipments of a large contractual armor order.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

RESULTS OF OPERATIONS

In order to reflect the way our chief operating decision maker reviews and assesses the performance of the business, Cadre has determined that it has two reportable segments — the Product segment and the Distribution segment. Segment information is consistent with how the chief operating decision maker, our chief executive officer, reviews the business, makes investing and resource allocation decisions and assesses operating performance.

The following table presents data from our results of operations for the three and nine months ended September 30, 2022 and 2021 (in thousands unless otherwise noted):

	Three months ended September 30,			Nine months ended September 30,
	2022	2021		2022	2021
	(Unaudited)	(Unaudited)	% Chg	(Unaudited)	(Unaudited)	% Chg
Net sales	$111,554	$98,654	13.1%	$334,192	$323,751	3.2%
Cost of goods sold	67,814	59,346	14.3%	207,042	192,256	7.7%
Gross profit	43,740	39,308	11.3%	127,150	131,495	(3.3)%

Operating expenses
Selling, general and administrative	31,732	27,673	14.7%	118,431	87,168	35.9%
Restructuring and transaction costs	1,578	(49)	(3,320.4)%	3,380	1,491	126.7%
Related party expense	112	142	(21.1)%	1,346	437	208.0%
Total operating expenses	33,422	27,766	20.4%	123,157	89,096	38.2%
Operating income	10,318	11,542	(10.6)%	3,993	42,399	(90.6)%

Other expense
Interest expense	(1,567)	(3,464)	(54.8)%	(4,496)	(14,129)	(68.2)%
Loss on extinguishment of debt	—	(15,155)	(100.0)%	—	(15,155)	(100.0)%
Other expense, net	(1,851)	(352)	425.9%	(2,812)	(881)	219.2%

Total other expense, net	(3,418)	(18,971)	(82.0)%	(7,308)	(30,165)	(75.8)%

Income (loss) before provision for income taxes	6,900	(7,429)	(192.9)%	(3,315)	12,234	(127.1)%
(Provision) benefit for income taxes	(1,959)	2,123	(192.3)%	2,536	(3,861)	(165.7)%

Net income (loss)	$4,941	$(5,306)	(193.1)%	$(779)	$8,373	(109.3)%

The following table presents segment data for the three and nine months ended September 30, 2022 and 2021 (in thousands):

	Three months ended September 30, 2022
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$92,718	$26,012	$(7,176)	$111,554
Cost of goods sold	54,125	20,859	(7,170)	67,814
Gross profit	$38,593	$5,153	$(6)	$43,740

	Three months ended September 30, 2021
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$83,918	$21,507	$(6,771)	$98,654
Cost of goods sold	49,896	16,220	(6,770)	59,346
Gross profit	$34,022	$5,287	$(1)	$39,308

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

	Nine months ended September 30, 2022
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$277,941	$73,836	$(17,585)	$334,192
Cost of goods sold	166,192	$58,437	$(17,587)	207,042
Gross profit	$111,749	$15,399	$2	$127,150

	Nine months ended September 30, 2021
			Reconciling
	Products	Distribution	Items(1)	Total
Net sales	$274,039	$69,086	$(19,374)	$323,751
Cost of goods sold	159,924	51,696	(19,364)	192,256
Gross profit	$114,115	$17,390	$(10)	$131,495

(1) Reconciling items consist primarily of intercompany eliminations and items not directly attributable to operating segments

Comparison of Three Months Ended September 30, 2022 to Three Months Ended September 30, 2021

Net sales. Product segment net sales increased by $8.8 million, or 10.5%, from $83.9 million to $92.7 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily due to increases of $8.1 million from recent acquisitions and $5.9 million from higher demand for armor products, partially offset by a decrease of $5.0 million from a large contractual armor order fulfilled in the prior year. Distribution segment net sales increased by $4.5 million, or 20.9%, from $21.5 million to $26.0 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily due to agency demand for hard goods. Reconciling items consisting primarily of intercompany eliminations were $5.3 million and $6.8 million for three months ended September 30, 2022 and September 30, 2021, respectively.

Cost of goods sold and gross profit. Product segment cost of goods sold increased by $4.2 million, or 8.5%, from $49.9 million to $54.1 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily due to increased volume and increasing costs to manufacture product (principally material and labor). Product segment gross profit as a percentage of net sales increased by 110 basis points to 41.6% for the three months ended September 30, 2022 from 40.5% for the three months ended September 30, 2021, mainly driven by price and productivity initiatives in excess of inflation. Distribution segment cost of goods sold increased by $4.7 million, or 28.6%, from $16.2 million to $20.9 million for the three months ended September 30, 2022 as compared to the same period in 2021, primarily due to increased volume and costs to acquire products. Distribution segment gross profit as a percentage of net sales decreased by 480 basis points to 19.8% for the three months ended September 30, 2022 from 24.6% for the three months ended September 30, 2021, mainly driven by unfavorable channel mix with more volume going to agencies versus retail. Reconciling items consisting primarily of intercompany eliminations were $5.3 million and $6.8 million for three months ended September 30, 2022 and September 30, 2021, respectively.

Selling, general and administrative. Selling, general and administrative increased by $4.1 million, or 14.7%, for the three months ended September 30, 2022 as compared to the same period in 2021, primarily due to stock-based compensation expense of $2.8 million and increases in corporate insurances and public company costs.

Restructuring and transaction costs. Restructuring and transaction costs increased by $1.6 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, which primarily consisted of expenses related to the Company’s various acquisition efforts and various initiatives implemented during the current quarter.

Related party expense. Related party expense was relatively consistent for the three months ended September 30, 2022 as compared to the same period in 2021.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

Interest expense. Interest expense decreased by $1.9 million, or 54.8%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, due to a lower interest rate as a result of our prior year debt refinancing and repayments on our outstanding debt.

Loss on extinguishment of debt. Loss on extinguishment of debt decreased by $15.2 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, due to the refinancing of our long-term debt in August 2021.

Other expense, net. Other expense, net increased by $1.5 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, primarily due to losses on foreign currency transactions.

(Provision) benefit for income taxes. Income tax provision was $2.0 million for the three months ended September 30, 2022 compared to a tax provision of $2.1 million for the three months ended September 30, 2021.  The effective tax rate was 28.4% for the three months ended September 30, 2022 and was higher than the statutory rate due to state taxes and executive compensation, partially offset by research and development tax credits.  For the three months ended September 30, 2021, the effective tax rate was 28.6% and was higher than the statutory rate primarily due to state taxes and the tax impact of our foreign earnings, partially offset by research and development tax credits.

Comparison of Nine Months Ended September 30, 2022 to Nine Months Ended September 30, 2021

Net sales. Product segment net sales increased by $3.9 million, or 1.4%, from $274.0 million to $277.9 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily due to increases of $18.2 million from recent acquisitions and $4.4 million from higher demand for armor products, partially offset by reductions of $8.1 million from a large contractual armor order fulfilled in the prior year, $7.0 million from the crowd control product line and $2.5 million from our duty gear product line as a result of a large US Federal shipment in the prior year. Distribution segment net sales increased by $4.7 million, or 6.9%, from $69.1 million to $73.8 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily due to agency demand for hard goods. Reconciling items consisting primarily of intercompany eliminations were $17.6 million and $19.4 million for nine months ended September 30, 2022 and 2021, respectively.

Cost of goods sold and gross profit. Product segment cost of goods sold increased by $6.3, or 3.9%, from $159.9 to $166.2 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily due to increased volume and increasing costs to manufacture product (principally material and labor). Product segment gross profit as a percentage of net sales decreased by 140 basis points to 40.2% for the nine months ended September 30, 2022 from 41.6% for the nine months ended September 30, 2021, mainly driven by amortization of inventory step-up recorded as part of the recent acquisitions and unfavorable product and portfolio mix, partially offset by price (in excess of material inflation). Distribution segment cost of goods sold increased by $6.7 million, or 13.0%, from $51.7 million to $58.4 million for the nine months ended September 30, 2022 as compared to the same period in 2021, primarily due to increased volume and costs to acquire products. Distribution segment gross profit as a percentage of net sales decreased by 430 basis points to 20.9% for the nine months ended September 30, 2022 from 25.2% for the nine months ended September 30, 2021, mainly driven by unfavorable channel mix with more volume going to agencies versus retail. Reconciling items consisting primarily of intercompany eliminations were $17.6 million and $19.4 million for nine months ended September 30, 2022 and 2021, respectively.

Selling, general and administrative. Selling, general and administrative increased by $31.3 million, or 35.9%, for the nine months ended September 30, 2022 as compared to the same period in 2021, primarily due to stock-based compensation expense of $29.4 million in the current year.

Restructuring and transaction costs. Restructuring and transaction costs increased by $1.9 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, which primarily consisted of expenses related to the Company’s various acquisition efforts and various initiatives implemented during the current quarter.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

Related party expense. Related party expense increased by $0.9 million for the nine months ended September 30, 2022 as compared to the same period in 2021, primarily due to a $1.0 million transaction fee paid to Kanders & Company, Inc., a company controlled by our Chief Executive Officer, in connection with the acquisition of Cyalume. We also recorded rent expense relating to distribution warehouses and retail stores that we lease from related parties.

Interest expense. Interest expense decreased by $9.6 million, or 68.2%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, as a result of our prior year debt refinancing and debt repayments on our outstanding debt.

Loss on extinguishment of debt. Loss on extinguishment of debt decreased by $15.2 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, due to the refinancing of our long-term debt in August 2021.

Other expense, net. Other expense, net increased by $1.9 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, primarily due to losses on foreign currency transactions.

(Provision) benefit for income taxes. Income tax benefit was $2.5 million for the nine months ended September 30, 2022 compared to a tax provision of $3.9 million for the nine months ended September 30, 2021.  The effective tax rate was 76.5% for the nine months ended September 30, 2022 and was higher than the statutory rate due to state taxes and executive compensation, partially offset by research and development tax credits.  For the nine months ended September 30, 2021, the effective tax rate was 31.6% and was higher than the statutory rate primarily due to state taxes and the tax impact of our foreign earnings, partially offset by research and development tax credits.

NON-GAAP MEASURES

This Quarterly Report on Form 10-Q includes EBITDA, Adjusted EBITDA and Adjusted EBITDA Conversion Rate, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as net income before depreciation and amortization expense, interest expense and (benefit) provision for income tax. Adjusted EBITDA represents EBITDA that excludes restructuring and transaction costs, loss on extinguishment of debt, other expense, net, stock-based compensation expense, stock-based compensation payroll tax expense, long-term incentive plan (“LTIP”) bonus and amortization of inventory step-up as these items do not represent our core operating performance. We also present Adjusted EBITDA Conversion Rate, which we define as Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA. We use Adjusted EBITDA Conversion Rate as a measurement of the cash generation capacity of our underlying operations, exclusive of impacts relating to our capital structure.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Conversion Rate are performance measures that we believe are useful to investors and analysts because they illustrate the underlying financial and business trends relating to our core, recurring results of operations and enhance comparability between periods. Adjusted EBITDA is considered by our board of directors and management as an important factor in determining performance-based compensation. Adjusted EBITDA Conversion Rate is a liquidity measure that we believe provides investors and analysts with important information about our core, recurring cash generation trends, which are an indication of our ability to make acquisitions, incur additional debt or return capital to investors, after making the capital investments required to support our business operations.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Conversion Rate are not recognized measures under U.S. GAAP and are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly-titled measures of performance of other companies. Investors should exercise caution in comparing our non-GAAP measures to any similarly titled measures used by other companies. These non-GAAP financial measures exclude certain items required by U.S. GAAP and should not be considered as alternatives to information reported in accordance with U.S. GAAP.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

The table below presents our EBITDA, Adjusted EBITDA and Adjusted EBITDA Conversion Rate reconciled to the most comparable GAAP financial measures for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Net income (loss)	$4,941	$(5,306)	$(779)	$8,373
Add back:
Depreciation and amortization	3,939	3,406	11,319	10,426
Interest expense	1,567	3,464	4,496	14,129
Provision (benefit) for income taxes	1,959	(2,123)	(2,536)	3,861
EBITDA	$12,406	$(559)	$12,500	$36,789
Add back:
Restructuring and transaction costs(1)	1,578	(49)	4,380	1,491
Loss on extinguishment of debt(2)	—	15,155	—	15,155
Other expense, net(3)	1,851	352	2,812	881
Stock-based compensation expense(4)	2,820	—	29,361	—
Stock-based compensation payroll tax expense(5)	—	—	305	—
LTIP bonus(6)	375	524	933	1,804
Amortization of inventory step-up(7)	1,711	—	3,055	—
Adjusted EBITDA	$20,741	$15,423	$53,346	$56,120
Less: Capital expenditures	(720)	(719)	(3,210)	(2,225)
Adjusted EBITDA less capital expenditures	$20,021	$14,704	$50,136	$53,895
Adjusted EBITDA conversion rate	97%	95%	94%	96%

(1)	Reflects the “Restructuring and transaction costs” line item on our consolidated statement of operations, which primarily includes transaction costs composed of legal and consulting fees, and $1.0 million paid to Kanders & Company, Inc., a company controlled by our Chief Executive Officer, for services related to the acquisition of Cyalume, which is included in related party expense in the Company’s consolidated statements of operations and comprehensive income (loss).
(2)	Reflects losses incurred in connection with the August 2021 debt refinancing.
(3)	Reflects the “Other expense, net” line item on our consolidated statement of operations. For the three and nine months ended September 30, 2022 and 2021, other expense, net primarily includes losses on foreign currency transactions.
(4)	Reflects compensation expense related to equity and liability classified stock-based compensation plans.
(5)	Reflects payroll taxes associated with vested stock-based compensation awards.
(6)	Reflects the cost of a cash-based long-term incentive plan awarded to employees that vests over three years.
(7)	Reflects amortization expense related to the step-up inventory adjustment recorded as part of the recent acquisitions.

Adjusted EBITDA increased by $5.3 million for the three months ended September 30, 2022 as compared to 2021, primarily due to the increase in net sales, partially offset by increases in corporate insurances, public company costs, and marketing spend. Adjusted EBITDA decreased by $2.8 million for the nine months ended September 30, 2022 as compared to 2021, primarily due to unfavorable product and portfolio mix, partially offset by recent acquisitions.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to our ability to generate sufficient cash flows to meet the cash requirements of our business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments. Our principal sources of liquidity have been cash provided by operating activities, cash on hand and amounts available under our revolving loans.

For the nine months ended September 30, 2022, net cash provided from operating activities totaled $29.5 million and as of September 30, 2022, cash and cash equivalents totaled $36.4 million. We believe that our cash flows from operations and cash on hand, and available borrowing capacity under our existing credit facilities (as described below) will be adequate to meet our liquidity requirements for at least the 12 months following the date of this Quarterly Report on Form 10-Q. Our future capital requirements will depend on several factors, including future acquisitions and investments in our manufacturing facilities and equipment. We could be required, or could elect, to seek additional funding through public or private equity or debt financings; however, additional funds may not be available on terms acceptable to us, if at all.

Debt

As of September 30, 2022 and December 31, 2021, we had $153.1 million and $159.7 million in outstanding debt, net of debt discounts and debt issuance costs, respectively, primarily related to the term loan facilities.

New Credit Agreement

On August 20, 2021 (the “Closing Date”), the Company refinanced its existing credit facilities and entered into a new credit agreement whereby Safariland, LLC, as borrower (the “Borrower”), the Company and certain domestic subsidiaries of the Borrower, as guarantors (the “Guarantors”), closed on and received funding under a credit agreement (initially entered into on July 23, 2021), pursuant to a First Amendment to Credit Agreement (collectively, the “New Credit Agreement”) with PNC Bank, National Association (“PNC”), as administrative agent, and the several lenders from time to time party thereto (together with PNC, the “Lenders”) pursuant to which the Borrower (i) borrowed $200.0 million under a term loan (the “Term Loan”), and (ii) may borrow up to $100.0 million under a revolving credit facility (including up to $15.0 million for letters of credit and up to $10.0 million for swing line loans) (the “Revolving Loan”). Each of the Term Loan and the Revolving Loan mature on July 23, 2026. Commencing December 31, 2021, the New Term Loan requires scheduled quarterly payments in amounts equal to 1.25% per quarter of the original aggregate principal amount of the Term Loan, with the balance due at maturity. The New Credit Agreement is guaranteed, jointly and severally, by the Guarantors and, subject to certain exceptions, secured by a first-priority security interest in substantially all of the assets of the Borrower and the Guarantors pursuant to a Security and Pledge Agreement and a Guaranty and Suretyship Agreement, each dated as of the Closing Date.

There were no amounts outstanding under the Revolving Loan as of September 30, 2022 and December 31, 2021. As of September 30, 2022, there were $2.3 million in outstanding letters of credit and $97.7 million of availability.

The Borrower may elect to have the Revolving Loan and Term Loan under the New Credit Agreement bear interest at a base rate or a LIBOR rate, in each case, plus an applicable margin. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings, in each case based upon the level of the Company’s consolidated total net leverage ratio. The New Credit Agreement also requires the Borrower to pay a commitment fee on the unused portion of the loan commitments. Such commitment fee will range between 0.175% and 0.25% per annum, and is also based upon the level of the Company’s consolidated total net leverage ratio.

The New Credit Agreement also contains customary representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, dividends, and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens on the assets of the Borrowers or any Guarantor, transactions with affiliates, amendments to organizational documents, accounting changes, sale and leaseback transactions, dispositions, and mandatory prepayments in connection with certain liquidity events. The New Credit Agreement contains certain restrictive debt

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

covenants, which require us to: (i) maintain a minimum fixed charge coverage ratio of 1.25 to 1.00, starting with the quarter ended December 31, 2021, which is to be determined for each quarter end on a trailing four quarter basis and (ii) maintain a quarterly maximum consolidated total net leverage ratio of 3.75 to 1.00 from the quarter ended December 31, 2021 until the quarter ended September 30, 2022, and thereafter 3.50 to 1.00, which is in each case to be determined on a trailing four quarter basis; provided that under certain circumstances and subject to certain limitations, in the event of a material acquisition, we may temporarily increase the consolidated total net leverage ratio by up to 0.50 to 1.00 for four fiscal quarters following such acquisition. The New Credit Agreement contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the New Credit Agreement may be accelerated and the Lenders could foreclose on their security interests in the assets of the Borrowers and the Guarantors. As of November 7, 2022, there were no amounts outstanding under the Revolving Loan.

The foregoing description of the New Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the New Credit Agreement, which is Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.

Canadian Credit Facility

On October 14, 2021, Med-Eng Holdings ULC and Pacific Safety Products Inc., the Company’s Canadian subsidiaries, as borrowers (the “Canadian Borrowers”), and Safariland, LLC, as guarantor (the “Canadian Guarantor”), closed on a line of credit pursuant to a Loan Agreement (the “Canadian Loan Agreement”) and a Revolving Line of Credit Note (the “Note”) with PNC Bank Canada Branch (“PNC Canada”), as lender pursuant to which the Canadian Borrowers may borrow up to CDN$10.0 million under a revolving line of credit (including up to $3.0 million for letters of credit) (the “Revolving Canadian Loan”). The Revolving Canadian Loan matures on July 23, 2026. The Canadian Loan Agreement is guaranteed by the Canadian Guarantor pursuant to a Guaranty and Suretyship Agreement.

The Canadian Borrowers may elect to have borrowings either in United States dollars or Canadian dollars under the Canadian Loan Agreement, which will bear interest at a base rate or a LIBOR rate, in each case, plus an applicable margin, in the case of borrowings in United States dollars, or at a Canadian Prime Rate (as announced from time to time by PNC Canada) or a Canadian deposit offered rate (“CDOR”) as determined from time to time by PNC Canada in accordance with the Canadian Loan Agreement. The applicable margin for these borrowings will range from 0.50% to 1.50% per annum, in the case of base rate borrowings and Canadian Prime Rate borrowings, and 1.50% to 2.50% per annum, in the case of LIBOR borrowings and CDOR borrowings. The Canadian Loan Agreement also requires the Canadian Borrowers to pay (i) an unused line fee on the unused portion of the loan commitments in an amount ranging between 0.175% and 0.25% per annum, based upon the level of the Company’s consolidated total net leverage ratio, and (ii) an upfront fee equal to 0.25% of the principal amount of the Note.

There were no amounts outstanding under the Revolving Canadian Loan as of September 30, 2022.

The Canadian Loan Agreement also contains customary representations and warranties, and affirmative and negative covenants, including, among others, limitations on additional indebtedness, entry into new lines of business, entry into guarantee agreements, making of any loans or advances to, or investments in, any other person, restrictions on liens on the assets of the Canadian Borrowers and mergers, transfers of assets and acquisitions. The Canadian Loan Agreement and Note also contain customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other material indebtedness, bankruptcy and insolvency events, material judgments and change of control provisions. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the Canadian Loan Agreement may be accelerated. As of November 7, 2022, there were no amounts outstanding under the Revolving Canadian Loan.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

The foregoing description of the Canadian Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Canadian Loan Agreement, which is Exhibit 10.28 to our Annual Report on Form 10-K for the year ended December 31, 2021 and incorporated herein by reference.

Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,
(in thousands)	2022	2021
Net cash provided by operating activities	$29,501	$30,989
Net cash used in investing activities	(57,977)	(2,225)
Net cash provided by (used in) financing activities	31,210	(16,359)
Effects of foreign exchange rates on cash and cash equivalents	(241)	(3)
Change in cash and cash equivalents	2,493	12,402
Cash and cash equivalents, beginning of period	33,857	2,873
Cash and cash equivalents, end of period	$36,350	$15,275

Net cash provided by operating activities

During the nine months ended September 30, 2022, net cash provided by operating activities of $29.5 million resulted primarily from net loss of $0.8 million, a $29.0 million add back to net loss for stock-based compensation, a $11.3 million add back to net loss for depreciation and amortization and changes in operating assets and liabilities of $14.1 million. Changes in operating assets and liabilities were primarily driven by an increase in accounts receivable of $3.3 million, an increase in inventories of $7.2 million and a decrease in accounts payable and other liabilities of $4.6 million.

During the nine months ended September 30, 2021, net cash provided by operating activities of $31.0 million resulted primarily from net income of $8.4 million, a $15.2 million addition to net income for loss on extinguishment of debt and changes in operating assets and liabilities of $6.8 million. Changes in operating assets and liabilities were primarily driven by increases in inventories of $10.3 million and prepaid expenses and other assets of $4.6 million, offset in part by an increase in accounts payable and other liabilities of $6.6 million.

Net cash used in investing activities

During the nine months ended September 30, 2022, we used $58.0 million of cash in investing activities, consisting of $19.4 million for the acquisition of Radar, $35.7 million for the acquisition of Cyalume and $2.9 million for purchases of property and equipment.

During the nine months ended September 30, 2021, we used $2.2 million of cash in investing activities, consisting of purchases of property and equipment.

Net cash provided by (used in) financing activities

During the nine months ended September 30, 2022, net cash provided by financing activities of $31.2 million resulted primarily from proceeds from the secondary offering of $56.3 million, partially offset by principal payments on term loans of $7.5 million, taxes paid in connection with employee stock transactions of $6.2 million and dividends distributed of $8.5 million.

During the nine months ended September 30, 2021, we used $16.4 million of cash in financing activities, primarily consisting of principal payments on revolving credit facilities of $223.1 million, principal payments on term loans of $224.5 million, and dividends

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

distributed of $10.0 million, partially offset by proceeds from revolving credit facilities of $248.0 million and proceeds from term loans of $198.8 million.

Contractual Obligations

Our long-term contractual obligations generally include our debt and related interest payments and operating and finance lease payments for our property and equipment, and are expected to be funded from cash-on-hand, cash from operations and availability under our existing credit facilities. There were no significant changes to our contractual obligations from those disclosed in the Annual Report on Form 10-K for the year ended December 31, 2021.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires us to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and when the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. While our significant accounting policies are described in more detail in notes in our consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

There have been no significant changes to our critical accounting policies as described in our Annual Report on Form 10-K for the year ended December 31, 2021.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in notes to our audited consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

However, since the market value of our outstanding securities held by non-affiliates on June 30, 2022 exceeded $250 million, on January 1, 2023, we will no longer be a “smaller reporting company” and also expect to be deemed to be an “accelerated filer”. Therefore, we will have less time to file our periodic reports, and are also required to make our periodic filings more expansive, including but not limited to our Definitive Proxy Statement on Form DEF14A, which will require additional time and expense.

CADRE HOLDINGS, INC.

MANAGEMENT DISCUSSION AND ANALYSIS

(in thousands, except share and per share amounts)

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, as defined in Rule 12b-2 under the 1934 Act, as amended, for this reporting period, we are not required to provide the information required under this item.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(c) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) as of September 30, 2022, pursuant to Exchange Act Rule 13a-15. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports we file or submit under the Exchange Act is (i) recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding disclosure. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of September 30, 2022 were effective.

Changes in Internal Control over Financial Reporting

The Company acquired Radar Leather Division S.r.l. (“Radar”) on January 11, 2022, as well as each of Cyalume Technologies, Inc, CT SAS Holdings, Inc. and Cyalume Technologies SAS (collectively “Cyalume”) on May 4, 2022. The Company is currently in the process of integrating the internal controls over financial reporting at Radar and Cyalume. Except for the continued integration of Radar and Cyalume, there has been no change in our internal control over financial reporting that occurred during the three months ended September 30, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls can prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There are inherent limitations in all control systems, including the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Refer to Note 7 of the Notes to Consolidated Financial Statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q, which is incorporated herein by reference.

ITEM 1A. RISK FACTORS

There have been no material changes in our risk factors from those disclosed in Part I, Item 1A. of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

ITEM 6. EXHIBITS

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**

Furnished herewith. The certifications attached as Exhibits 32.1 and 32.2 that accompany this Quarterly Report on Form 10-Q are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Quarterly Report on Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CADRE HOLDINGS, INC.
Date: November 10, 2022	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 10, 2022	By:	/s/ Blaine Browers
	Name:	Blaine Brower
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Blaine Browers, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Cadre Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ Blaine Browers
	Name:	Blaine Browers
	Title:	Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Warren B. Kanders, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Cadre Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cadre Holdings, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Blaine Browers, Chief Financial Officer, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

2
Date: November 10, 2022	By:	/s/ Blaine Browers
	Name:	Blaine Browers
	Title:	Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cadre Holdings, Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Warren B. Kanders, Chief Executive Officer, certify to my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: November 10, 2022	By:	/s/ Warren B. Kanders
	Name:	Warren B. Kanders
	Title:	Chief Executive Officer
(Principal Executive Officer)